Exhibit 99.1

Talend investor presentation june 26, 2018 annual combined general shareholders’ meeting

This presentation and the accompanying oral presentation contain forward-looking statements. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, planned products and services, business strategy, our long-term model and plans and objectives of management for future operations of Talend S.A. and its subsidiaries (“Talend” or the “Company”) are forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K , our Rule 424(b) prospectus and our Form 20-F. You can locate these reports though our website at http://investors.talend.com or on the SEC website at www.sec.gov. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continues,” “contemplate,” “could,” “estimate,” “expect,” “explore” “intend,” “likely,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these terms or other similar words. These statements are only predictions. Talend has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Also, these forward-looking statements represent the Company’s estimates and assumptions only as of the date of this presentation. The Company assumes neither the obligation to update any forward-looking statements after the date of this presentation nor the responsibility for the accuracy and completeness of the forward-looking statements. This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The Company has not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, it cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of its future performance and the future performance of the industries in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by Talend. The Company prepares its financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. There have been and there may be in the future certain significant differences between IFRS and U.S. GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. In addition to the IFRS financials, this presentation includes certain non-IFRS financial measures. The non-IFRS measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for the most directly comparable financial measures prepared in accordance with IFRS. There are a number of limitations related to the use of these non-IFRS financial measures versus their nearest IFRS equivalents. Other companies may calculate non-IFRS financial measures differently or may use other measures to evaluate their performance. For example, the Company defines free cash flow as net cash used in operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. Free cash flow as defined by the Company may not be comparable to other similar measures used by other companies, which could reduce the usefulness of free cash flow as a comparative measure. Talend urges you to review the reconciliation of Talend’s non-IFRS financial measures to the most directly comparable IFRS financial measures set forth in the appendices to the presentation, and not to rely on any single financial measure to evaluate Talend’s business.

Background Proposed 2018 AGM resolutions support 3 objectives key for Talend’s competitiveness: - Equity pool to attract and retain top talent and sustain growth - Ability to raise capital - Appointing world class independent directors Talend is reviewed under ISS France policy as an FPI; differs significantly from ISS US Policy ISS France policy may challenge resolutions which would be supported under ISS US Policy Issue is for 2018 only; domestic issuer status and US ISS Policy anticipated for January 2019

TALEND IS PERFORMING WELL (Q118 Highlights) Significant Cloud and Big Data Growth Improving Operating Leverage Note: Dollar-based net expansion rate is for the three months ended March 31, 2018 and reflects constant currency adjustment. All other metrics are for the three months ended March 31, 2018. $5M Free Cash Flow Positive 100%+ Big Data plus Cloud Growth Land and Expand Go-To-Market Model 121% Net Expansion1 Highly Predictable Business 85% Subscription Revenue

Talend IS Performing Well (CONT.) Talend TSR vs. Nasdaq Composite & Nasdaq Computer Index %YTD %LTM %Since IPO v. NASDAQ Composite 4.7x 2.9x 4.3x v. NASDAQ Computer Index 3.7x 2.3x 3.0x

Equity Compensation Practices 1. Goldman Sachs Equity Research, Benchmarking Software: LTV:CAC & Employee Productivity Trends, March 26, 2018 Equity grant practices highly conservative compared to peers Tied for lowest in peer group of 29 companies in stock-based compensation1 Stock-based compensation as % of revenue: 4% (peer average 11.5%)1 2018 proposal and plan consistent with prior years Key considerations in determining requested grant amounts Attract and retain world-class talent with market competitive offers Policies and plan consistent with 2017. Current share pool: 29,630,663 shares outstanding as of March 31, 2018 2,000,000 total shares available for issuance under proposed resolutions; same as in 2017 Approx. 6.75% of shares outstanding at March 31, 2018 2017 saw 1,211,863 shares granted to 529 individuals (including 305 new hires) Overhang (options, warrants, and RSUs issued) 2,524,825 shares subject to outstanding options and warrants at March 31, 2018 Average remaining term 7.1 years; weighted average exercise price $14.39/share 918,508 outstanding free shares (RSUs) as of March 31, 2018

Equity Compensation Practices (Cont.) Equity Program Best Practices for Compensation and Corporate Governance No Annual Evergreen. No automatic yearly increase in shares available for issuance. No Liberal Share Recounting. Expired/canceled shares not available for future grants. Minimum Vesting Requirements. No vest commencement before one year from grant date; RSU awards typically have four-year vesting term. Limited Transferability; Holding Periods. Awards generally may not be sold or otherwise transferred; shares acquired may not be sold or transferred before second anniversary of grant date. No Single-Trigger Vesting Acceleration upon a Change in Control; No Liberal Change in Control Definition. Award vesting does not automatically accelerate upon “change in control”. Definition of “change in control” not considered “liberal” (triggered only if > 50% of shares and voting rights transferred). No Tax Gross Ups. RSU program does not provide tax gross ups (warrants issued to independent directors may include tax gross up for fees paid to purchase warrants).

Key Resolutions Authorization to grant up to 2,000,000 free shares/RSUs and/or warrants to employees and directors (6.75% of share capital as of March 31, 2018) In combination with all outstanding awards of options, warrants, and free shares/RSUs, overhang (potential dilution) of approximately 15.5% of fully diluted share capital as of March 31, 2018 Pursuant to French law, the 2,000,000 requested shares will not accumulate with any other shares available for grant Authorization requested for one year only May receive “no” recommendation since, under ISS France policy, (i) compensation committee not considered independent; (ii) potential overhang exceeds 10% of fully diluted share capital Authorization to offer free shares/RSUs and Warrants

Key Resolutions (cont.) ESPP important part of overall equity compensation strategy Maximum share capital increase of 571,000 new shares €45,680 of nominal value, 1.9% of share capital as of 3/30/18 Standard ESPP terms. Over a 6-month offering period, employees can purchase shares at lesser of: (i) 85% of fair market value of shares on offering date, or (ii) 85% of the FMV of shares on purchase date Delegation requested for one year only Delegation to increase share capital through group Employee Share Purchase Plan (ESPP)

Key Resolutions (cont.) Under French law, share capital increase authorizations expire after 26 months. Board delegation allows company to take advantage of strategic M&A opportunities Seeking approval to increase share capital through equity or debt securities: Rights offering (with shareholders’ preferential subscription rights) up to 11.6M shares, €928,000 nominal share value (39% of share capital as of March 31, 2018) Capital increase without rights offering (cancelling shareholders’ preferential subscription rights) via private placement or public offering up to 2.9M shares, €232,000 in nominal share value (9.8% of our share capital as of March 31, 2018) Debt issuance up to €136,300,000 nominal value Delegation to Board to Increase Share Capital

Key Resolutions (cont.) Approve five independent directors: Mark Nelson, Chief Technology Officer, Tableau (appointment) Brian Lillie, Chief Product Officer Equinix (ratification and renewal) Nora Denzel, Board Member AMD and Ericsson; former SVP Intuit (ratification) Nanci Caldwell, Board Member Citrix, Equinix, Donnelley, CIBC; former CMO Peoplesoft (renewal) Patrick Jones, Board Chairman Inside Secure; former CFO Gemalto (renewal) All proposed directors determined independent under SEC and Nasdaq rules Outside directors participate in Talend warrant equity program Equity-based compensation customary for US director compensation packages Director equity grants counter to ISS French policy; may result in negative ISS recommendation Ratification, renewal and appointment of Directors

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